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                             June 9, 2020

       Max Munn
       President
       Applied UV, Inc.
       150 N. Macquesten Parkway
       Mount Vernon, NY 10550

                                                        Re: Applied UV, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 13,
2020
                                                            CIK No. 0001811109

       Dear Mr. Munn:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS S-1 Submitted May 13, 2020

       Risk Factors
       Risks Relating to Ownership of Our Securities.
       Max Munn, our President and a director of the Company beneficially owns approximately 99%
       of our capital stock..., page 25

   1. We note your disclosure that Max Munn will control 93% of the outstanding shares of common stock after the
offering. Please revise to include this information on the cover page, indicate whether
you will be a controlled company under the Nasdaq listing
                                                        requirements, and if
so, state whether you intend to rely on the controlled company exemptions of the
Nasdaq listing rules.
 Max Munn
FirstName LastNameMax Munn
Applied UV, Inc.
Comapany NameApplied UV, Inc.
June 9, 2020
Page 2
June 9, 2020 Page 2
FirstName LastName
Our certificate of incorporation will designate specific courts..., page 29

2. We note your disclosure that your certificate of incorporation identifies the federal district courts of the United States of America as the exclusive forum for causes of action arising under the Securities Act. This provision does not appear to be reflected in your certificate of incorporation. Please advise. Please ensure that the scope of your exclusive forum provision is reflected on page 61.
Dilution, page 33

3. It appears that your disclosure in this section may not include recent share issuances, including, for example, issuances to Carmel, Milazzo & Feil LLP. Please revise to provide the book value per share before and after the distribution. Refer to Item 506 of
         Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

4. Please expand your narrative to state, if true, that net sales for all periods presented were generated entirely from your Munn Works subsidiary.
5. Please revise your MD&A to discuss the major components and cost drivers of your cost of sales.
Liquidity and Capital Resources, page 36

6. Please revise your registration statement to provide a table of contractual obligations as required by Item 303(a)(5) of Regulation S-K.
Business, page 41

7. Please disclose the total number of employees, including executive officers, and the number of full-time employees. See Item 101(h)(4)(xii) of Regulation
S-K.
8. We note your disclosure that international sales may comprise a significant portion of
         SteriLumen's revenue. We also note your disclosure that you recently sold units to customers in Saudia Arabia. Please disclose the international markets that you intend to target. Please also disclose any regulatory requirements related to the sale of your products in such jurisdictions.
9. Please provide disclosures required by Items 101(h)(viii) and and (ix) of Regulation S-K.
Property, page 52

10. We note your disclosure on page 13 that you internally manufacture all of Munn Works'
         products that are manufactured domestically. Please disclose the location of your manufacturing facilities.
 Max Munn
Applied UV, Inc.
June 9, 2020
Page 3
Management, page 53

11. Please revise to include Ross Carmel as a director of the company, or explain why you have not included him in this section. We note that you state on page 54 that you have five directors, and that you name him as a board member in Note 8 of page F-16. If Mr.
         Carmel is no longer a board member, as indicated on page 59, please tell us whether the
         Option Agreement filed as Exhibit 10.7 is still in effect.
Certain Relationships and Related Party Transactions, page 59

12. Please revise your disclosure to provide the dollar value of the shares issued to Carmel,
         Milazzo & Feil LLP. We note that you state in Note 8 of page F-16 that the shares have been recorded as a liability to be settled in stock for an amount of $250,062. In addition, please update your disclosure to include the additional one percent that was due upon the filing of the Form S-1, if applicable.
Consolidated Financial Statements, page 67

13. Please revise your registration statement to provide updated interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.
14. You state in your registration statement that SteriLumen has been focused on research and development since its inception. In this regard, please disclose your accounting policy for research and development costs. Please refer to ASC 235-10-50 for guidance.
         Additionally, please disclose total research and development expenses for each period presented as provided in ASC 730-10-50-1.
15. Based upon the disclosures in your registration statement, it appears that SteriLumen and
         Munn Works may be distinct operating segments. Please revise the notes to your financial statements to include the disclosures required by ASC 280-10-50, or otherwise explain why segment disclosures are not necessary.
Note 1   Summary of Significant Accounting Policies
Revenue and Cost Recognition, page F-7

16. For each period presented, please tell us and disclose the amount of your net sales that were recognized at a point in time and the amount that were recognized over time.
Note 6   Loans Payable, page F-14
FirstName LastNameMax Munn
17. We note that you are required to provide Seagrace Partners with 40,000 shares of your
Comapany NameAppliedpart of your settlement agreement. Please tell us if and how you have common stock as UV, Inc.
June 9,accounted for this liability in your financial statements.
        2020 Page 3
FirstName LastName
 Max Munn
FirstName LastNameMax Munn
Applied UV, Inc.
Comapany NameApplied UV, Inc.
June 9, 2020
June 9, 2020 Page 4
Page 4
FirstName LastName
18. Your disclosure indicates that an aggregate of $126,860 was recognized as a gain in 2019 due to settlement of your loans payable upon emergence from bankruptcy. Please reconcile this amount with your disclosure in Note 12 where you refer to a total net gain from the settlement of debt in the amount of $57,640.
Note 9   Leasing Arrangements, page F-16

19. Please expand your footnote to provide the disclosures required by ASC 842-20-50-4, as applicable, for each income statement period presented.
Note 10 - Costs and Estimated Earnings on Contracts in Progress, page F-17

20. Please tell us how the balances of your deferred revenue at December 31, 2019 and
         December 31, 2018 reconcile to the amounts presented on your consolidated balance sheets at the respective dates.
21. Please disclose the amount of revenue recognized during the reporting period that was included in deferred revenue at the beginning of the period pursuant to ASC 606-10-50-
         8b.
Exhibits

22.      We note you reference various reports prepared by ResInnova
Laboratories. If
         you commissioned any research or reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement
       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing